Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mylan N.V.

Commission File No.: 333-199861

The following communications are being filed in connection with the proposed business combination between Mylan N.V. and Upjohn Inc., Pfizer Inc.’s off-patent branded and generic established medicines business.

Viatris - New Champion for Global Health

www.championforglobalhealth.com/viatris

Find out about this new champion for global health

Viatris - New Champion for Global Health

www.championforglobalhealth.com/viatris

Read about Mylan and Upjohn’s powerful combination

Viatris - New Champion for Global Health

www.championforglobalhealth.com/viatris

Learn more about the progress being made to form a new champion for global health

Viatris - New Champion for Global Health

www.championforglobalhealth.com/viatris

A global health company well positioned to fulfill the world’s need for medicine

Forward-Looking Statements

These communications contain “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the proposed combination of Upjohn Inc. (“Newco”) and Mylan N.V. (“Mylan”), which will immediately follow the proposed separation of the Upjohn business (the “Upjohn Business”) from Pfizer Inc. (“Pfizer”) (the “proposed transaction”), the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America and related standards or on an adjusted basis; the integration of Mylan and Newco being more difficult, time consuming or costly than expected; Mylan’s, the Upjohn Business’s and the combined company’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Newco; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; any regulatory, legal or other impediments to Mylan’s, the Upjohn Business’s or the combined company’s ability to bring new products to market, including but not limited to where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s, the Upjohn Business’s or the combined company’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s, the Upjohn Business’s or the combined company’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on Mylan’s, the Upjohn Business’s or the combined company’s consolidated financial condition, results of operations and/or cash flows; Mylan’s, the Upjohn Business’s and the combined company’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; actions and decisions of healthcare and pharmaceutical regulators; the impacts of competition; changes in the economic and financial conditions of the Upjohn Business or the business of Mylan or the combined company; uncertainties regarding future demand, pricing and reimbursement for our, the Upjohn Business’s or the combined company’s products; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the proposed transaction are also more fully discussed in the Registration Statement on Form S-4 which includes a proxy statement/prospectus (the “Form S-4”), and Form 10 which includes an information statement (the “Form 10”), each of which has been filed by Newco with the SEC on October 25, 2019 and has not yet been declared effective. You can access Pfizer’s, Mylan’s and Newco’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, as applicable, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan and Newco undertake no obligation to update any statements herein for revisions or changes after the communications on this website are made.

Additional Information and Where to Find It

These communications shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, Newco and Mylan have filed certain materials with the SEC, including, among other materials, the Form S-4 and Form 10 filed by Newco. The registration statements have not yet become effective. After the Form S-4 is effective, a definitive proxy statement/prospectus will be sent to the Mylan shareholders seeking approval of the proposed transaction, and after the Form 10 is effective, a definitive information statement will be made available to the Pfizer stockholders relating to the proposed transaction. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction, including a proxy statement of Mylan in definitive form. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan, at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable.

Participants in the Solicitation

These communications are not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Newco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2019 and its definitive proxy statement and additional proxy statement relating to its 2019 Annual Meeting filed with the SEC on March 14, 2019 and on April 2, 2019, respectively, and Current Report on Form 8-K filed with the SEC on June 27, 2019. Information about the directors and executive officers of Mylan may be found in its amended Annual Report on Form 10-K filed with the SEC on April 30, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting filed with the SEC on May 24, 2019. Additional information regarding the interests of these participants can also be found in the Form S-4 and will also be included in the definitive proxy statement of Mylan in connection with the proposed transaction when it becomes available. These documents (when they are available) can be obtained free of charge from the sources indicated above.

Mylan (@MylanNews) posted the following tweet on Twitter on November 12, 2019

We’re pleased to announce Viatris as the new company name in the Mylan-Upjohn combination. #Viatris exemplifies how the new company will be a #championforglobalhealth. Visit championforglobalhealth.com/Viatris for more important information.

Mylan posted the following message on LinkedIn on November 12, 2019

We’re pleased to share the name of the new company to be formed by the planned combination of Mylan and Upjohn, a division of @Pfizer. Viatris exemplifies how this new company will be a champion for global health by expanding access to medicines, leading by innovating to meet patient needs and being a trusted partner for the healthcare community worldwide. Visit championforglobalhealth.com/Viatris for more important information.

Mylan Investor Relations posted the following message on LinkedIn on November 12, 2019

We’re pleased to announce Viatris as the new company name in the Mylan-Upjohn combination. Viatris exemplifies how the company will be a champion for global health by expanding access to medicines, leading through innovation and being a trusted partner for the community worldwide. Visit championforglobalhealth.com/Viatris for more important information.

Forward-Looking Statements

These communications contain “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the proposed combination of Upjohn Inc. (“Newco”) and Mylan N.V. (“Mylan”), which will immediately follow the proposed separation of the Upjohn business (the “Upjohn Business”) from Pfizer Inc. (“Pfizer”) (the “proposed transaction”), the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America and related standards or on an adjusted basis; the integration of Mylan and Newco being more difficult, time consuming or costly than expected; Mylan’s, the Upjohn Business’s and the combined company’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Newco; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; any regulatory, legal or other impediments to Mylan’s, the Upjohn Business’s or the combined company’s ability to bring new products to market, including but not limited to where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s, the Upjohn Business’s or the combined company’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s, the Upjohn Business’s or the combined company’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on Mylan’s, the Upjohn Business’s or the combined company’s consolidated financial condition, results of operations and/or cash flows; Mylan’s, the Upjohn Business’s and the combined company’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; actions and decisions of healthcare and pharmaceutical regulators; the impacts of competition; changes in the economic and financial conditions of the Upjohn Business or the business of Mylan or the combined company; uncertainties regarding future demand, pricing and reimbursement for our, the Upjohn Business’s or the combined company’s products; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the proposed transaction are also more fully discussed in the Registration Statement on Form S-4 which includes a proxy statement/prospectus (the “Form S-4”), and Form 10 which includes an information statement (the “Form 10”), each of which has been filed by Newco with the SEC on October 25, 2019 and has not yet been declared effective. You can access Pfizer’s, Mylan’s and Newco’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, as applicable, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan and Newco undertake no obligation to update any statements herein for revisions or changes after the communications on this website are made.

Additional Information and Where to Find It

These communications shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, Newco and Mylan have filed certain materials with the SEC, including, among other materials, the Form S-4 and Form 10 filed by Newco. The registration statements have not yet become effective. After the Form S-4 is effective, a definitive proxy statement/prospectus will be sent to the Mylan shareholders seeking approval of the proposed transaction, and after the Form 10 is effective, a definitive information statement will be made available to the Pfizer stockholders relating to the proposed transaction. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction, including a proxy statement of Mylan in definitive form. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan, at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable.

Participants in the Solicitation

These communications are not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Newco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2019 and its definitive proxy statement and additional proxy statement relating to its 2019 Annual Meeting filed with the SEC on

March 14, 2019 and on April 2, 2019, respectively, and Current Report on Form 8-K filed with the SEC on June 27, 2019. Information about the directors and executive officers of Mylan may be found in its amended Annual Report on Form 10-K filed with the SEC on April 30, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting filed with the SEC on May 24, 2019. Additional information regarding the interests of these participants can also be found in the Form S-4 and will also be included in the definitive proxy statement of Mylan in connection with the proposed transaction when it becomes available. These documents (when they are available) can be obtained free of charge from the sources indicated above.